SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            November 29, 2004


                        Commission File Number 1-12752

                          CRISTALERIAS DE CHILE S.A.

                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]

[CRISTALCHILE LOGO]

                                                         FOR IMMEDIATE RELEASE


                               CRISTALERIAS DE CHILE S.A. ANNOUNCES PAYMENT OF
                                                      INTERIM DIVIDEND No. 160


NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com


Santiago, Chile (November 24, 2004) - Cristalerias de Chile S.A. today informed the following:

On November 23, 2004, the Board of Directors of Cristalerias de Chile S.A. approved to distribute interim dividend No. 160 for the amount of Ch$20 per share (1 ADR=3 shares), with charge to fiscal year 2004 Net Income.

The dividend will be paid starting on January 6, 2005, to all the shareholders registered as of December 30, 2004 in the shareholders' registry.




CONTACT IN SANTIAGO:
Ricardo Dunner S.
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CRISTALERIAS DE CHILE S.A.
                                       GLASSWORKS OF CHILE (Translation of
                                       Registrant's Name into English)
                                       -----------------------------------
                                       (Registrant)

                                       By:  /s/ Benito Bustamante C.
                                          -----------------------------------
                                            Benito Bustamante C.
                                            Controller

Date:  November 29, 2004